UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

							August 17, 2005




Mr. David M. Gandossi
Mercer International Inc.
Suite 2840, 650 West Georgia Street
Vancouver, British Colombia, Canada V6B 4N8


Re:	Mercer International Regco Inc.
	Registration Statement on Form S-4
Filed July 18, 2005
	File No. 333-126683

Dear Mr. Gandossi:

	We have reviewed your filing and have limited our review to the areas relating to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Because your letter dated July 21, 2005, seeks no action relief relating to, among other things, your continued Form S-3 eligibility, we may have additional comments once the Office of Chief Counsel addresses your request. For example, your ability to incorporate by reference in the manner permitted to Form S-3 filers, as you have done at page 31, might be affected by the resolution.

2. During our recent phone conference, counsel acknowledged that the proposed mergers and conversion will result in Mercer changing from an entity with a finite life to an entity with an infinite life. If so, it appears that you will need to provide the disclosure required by Release 33-6900. Please revise your document accordingly or advise us why you do not believe such revision is necessary. We may have additional comments.

Material U.S. Federal Income Tax Consequences of the Conversion,
page
23


3.	It appears that you intend for the disclosure that appears in this section to constitute counsel`s opinion.  If so, revise the introductory paragraph on page 23 to make that clear.  For
example,
it is insufficient and inappropriate to state that counsel`s opinion
is merely that the "following general discussion constitutes ... a fair and accurate summary...."

4.	The reference at page 24 to "the varying nature of such tax
consequences" is unclear. Delete the phrase, or revise it to clarify the intended reference.

5.	It appears that in order to reach the conclusions that are
set
forth at page 24, counsel must first determine whether the Conversion will qualify as a reorganization. Therefore, the suggestions that it is "anticipated" that it will so qualify and that the ensuing list therefore "assume[es] such qualification" are inappropriate. Please obtain a definitive opinion from counsel in that regard.

6.	Similarly, it appears inappropriate to provide the conclusion in
item (v) with the limitation that it is accurate "provided that the payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of Section
356(a)(2)."
Instead, obtain a clear opinion on these points.

Exhibit 8.1

7.	In the opinion filed as an exhibit, ensure that counsel gives effect to each of the applicable comments set forth above relating to the disclosure that appears in the Form S-4 at page 23. Also obtain and file a signed and dated opinion of counsel.

8.	Counsel needs to make clear in the short form opinion that is filed as exhibit 8.1 that the disclosure that appears in the registration statement in the section captioned "Material U.S.
Federal Income Tax Consequences of the Conversion" constitutes its opinion. The suggestion that it is merely a description or a discussion is inappropriate.

9.	In the new opinion you obtain, ensure that counsel does not
suggest that the opinion that appears in the registration statement only addresses "certain" -- rather than the material -- tax federal income tax consequences. Similarly, ensure that counsel does not retain its suggestion that under the circumstances it describes the opinion "may not be relied upon," as the reader is entitled to rely upon it.


Closing Comments

      As appropriate, please amend your registration statements and
Exchange Act reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions relating to all disclosure issues to Carrie Darling, at (202) 551-3724 or, in her absence, to Timothy
Levenberg,
Special Counsel, at (202) 551-3707.   Direct all correspondence to
us
at the following address:  100 F St., NE, Washington, DC 20549,
Mail
Stop 7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	Stewart Muglich (604) 669-8803

      Timothy Levenberg
      Carrie Darling
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Mr. David M. Gandossi
Mercer International Regco Inc.
August 17, 2005
page 2